

January 10, 2011

Mr. Lei Yu
Chief Executive Officer
Home System Group
Oceanic Industry Park, Sha Gang Highway, Gang Kou Town
Zhongshan City, Guangdong
People's Republic of China, 528447

> **RE:** **Home System Group**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed March 29, 2010, as amended**
>
> **File No. 000-49770**

Dear Mr. Yu:

We have reviewed your response letter dated December 3, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Our Business, page 1

1. We note your response to comment one from our letter dated November 8, 2010 that you recently became aware that your PRC operating subsidiaries, Oceanic Well Profit, Inc. ("Well Profit") and Zhongshan City Weihe Appliance Co., Ltd. ("Weihe"), are wholly foreign-owned enterprises (or WFOEs). We also note your revised disclosure on page 2 that "Well Profit and Weihe have each obtained the certificate of approval for establishment of enterprises with investment by Taiwan, Hong Kong, Macao and overseas companies from Guangdong administrative authorities." Please disclose when you applied for and received these certificates of approval in relation to when Well Profit

and Weihe became WFOEs. Disclose when you were required to receive such certificates.

Regulation, page 5

2. Please discuss here and in your management's discussion and analysis, if material, any restrictions on your ability to use the revenues from your PRC subsidiaries. Disclose whether revenues generated in the PRC can be used (either with or without regulatory approval), to:
    - pay off debt generated outside of the PRC;
    - pay employees located outside of the PRC in currency other than the Renminbi; or
    - pay for expenses outside of the PRC in currency other than the Renminbi.

    In addition, if any of your PRC subsidiaries liquidate, please indicate whether the proceeds from the liquidation of the assets could be used outside of the PRC or be given to investors who are not PRC nationals.

3. We note your disclosure on page 5 regarding the procedures and restrictions on the payment of dividends by your PRC subsidiaries. Please disclose whether your PRC subsidiaries have been setting aside at least 10% of their after-tax profits and the percentage of the registered capital currently in each PRC subsidiary's general reserve.

4. Please discuss here and in your management's discussion and analysis the impact of the PRC Enterprise Income Tax Law, effective on January 1, 2008. In your discussion, please address whether you believe that you are a "resident enterprise" for PRC enterprise income tax purposes and the impact of such as classification.

Liquidity and Capital Resources, page 11

5. We note your response to comment three from our letter dated November 8, 2010. Please revise to disclose the identity of the stockholder from which you obtain loans. File the loan agreements with the stockholder and with Cheung Kinwai as exhibits. Disclose how the terms of the loans are determined and state that there is no guarantee that shareholders or related parties will continue to provide loans to the company. Disclose that obtaining loans from shareholders and related parties and repaying the loans with equity would result in dilution to investors.

6. Disclose in more detail the procedures you would have to follow to obtain approval to convert RMB into U.S. dollars to be used for the company's U.S. dollar denominated expenses.

     Please file all correspondence over EDGAR. You may contact Michael Henderson at (202) 551-3364 or Terry French, Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ryan Nail, Esq.
       The Crone Law Group
       Facsimile: (415) 955-8910